

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 6, 2016

Via E-mail
Emanuel Harrington
Chief Executive Officer
Yobi Capital Fund Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re:** **Yobi Capital Fund Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 24, 2016**
> **File No. 024-10549**

Dear Mr. Harrington:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2016 letter.

Sale and Distribution of Securities, page 30

1.   We note your response to comment 2. It is unclear to us how the offering of your securities will commence immediately following the qualification date. In addition, it is also unclear how shares of the same class that are being sold at different prices throughout your offering would constitute a "fixed price."

For example, given the way the pricing is currently structured, it does not appear certain that an investor could purchase shares at $0.96 or $0.97 per share within two calendar days of qualification as it may take weeks or months for the price to rise to $0.96 or $0.97 per share as described in the offering statement. In addition, it would appear that, as contemplated by your pricing structure, an existing trading market would have developed for the shares that were initially sold at $0.95.

Please revise the terms of your offering to comply with Rule 251 or provide us with a more comprehensive and detailed legal analysis as to how the pricing structure contemplated for your offering is appropriate under Regulation A and specifically, Rule 251(d)(3)(i)(F) and Rule 251(d)(3)(ii).

Exhibits

2.   It does not appear that you have made your non-public correspondences filed pursuant to Rule 252(d)(3) as exhibits to your Form 1-A. Refer to Item 17(15). Please note that the 21 day period required by Rule 252(d) does not begin until this filing has been made.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Mark Roderick, Flaster Greenberg